OMV Aktiengesellschaft

# Report January – December and Q4 2008

09045612

082-03209

February 25, 2009
6:30 am (GMT), 7:30 am (CET)

SUPPL

## Strong full year 2008 results, Q4/08 impacted by challenging environment

| Q3/08 | Q4/08 | Q4/07 | Δ% | in EUR mn | 2008 | 2007 | Δ% |
|---|---|---|---|---|---|---|---|
| 723 | (129) | 492 | n.m. | EBIT | 2,340 | 2,184 | 7 |
| 928 | 301 | 688 | (56) | Clean EBIT | 3,105 | 2,377 | 31 |
| 453 | (208) | 318 | n.m. | Net income after minorities | 1,374 | 1,579 | (13) |
| 557 | (4) | 408 | n.m. | Clean net income after minorities | 1,738 | 1,649 | 5 |
| 1.52 | (0.70) | 1.07 | n.m. | EPS in EUR | 4.60 | 5.29 | (13) |
| 1.86 | (0.01) | 1.37 | n.m. | Clean EPS in EUR | 5.82 | 5.52 | 5 |
| 801 | 515 | 498 | 4 | Cash flow from operations | 3,214 | 2,066 | 56 |
| – | – | – | n.a. | Dividend per share in EUR [1] | 1.00 | 1.25 | (20) |

[1] 2008: Proposal to the Annual General Meeting 2009

- **Record financial performance in 2008:** Clean EBIT increased by 31% to EUR 3,105 mn; clean net income after minorities up by 5% to EUR 1,738 mn; dividend at EUR 1.00 per share and payout ratio of 22%

- **Q4/08 affected by adverse oil price environment:** Clean EBIT down by 56% to EUR 301 mn; excluding negative inventory effects of EUR 484 mn in refining clean EBIT was EUR 786 mn; Clean net income after minorities was EUR (4) mn in Q4/08 due to a loss of EUR (66) mn from associated companies affected by FX losses at Petrol Ofisi and reduced market demand at Borealis

- **Conservative financial strategy:** With a gearing ratio of 37% OMV remains in a strong position to face the challenges of the current operating conditions

**Wolfgang Ruttenstorfer, CEO of OMV:**
"Despite the significantly weakening business environment and taking into consideration high negative inventory effects in refining we again delivered solid results in Q4/08. As a result of the successful implementation of OMV's growth strategy over the past few years, we have strong and profitable integrated businesses. We are prepared to face a significantly more challenging environment. We have completed the restructuring and optimization of our western refining operations and are developing several oil and gas fields which will lead to production growth in 2009. We are on track to implement our first power projects and are pursuing the Nabucco pipeline project with the aim to securing additional gas supply for Europe. Benefits from the modernization of Petrom are becoming more and more visible. With the ongoing efficiency and cost control program we will continue to ensure the Company remains competitive in a challenging economic climate. Our solid financial structure and our conservative financial policy position us well to cope with challenges and to take advantage of opportunities in the weakening market environment."

Content



3/26

OMV

**Move & More.**

# Directors' report (condensed, unaudited)

## Financial highlights

### Fourth quarter 2008 (Q4/08)

In Q4/08, results reflected the strong decline in crude prices. The average Brent price decreased by 37% compared to Q4/07; the decline within the quarter brought substantial negative inventory effects in refining. The **Group's EBIT** of EUR (129) mn was significantly below the level of Q4/07. Due to high special charges, the reported EBIT contribution of **Petrom** was only EUR (372) mn. The **net financial result** was below the Q4/07 level, as Borealis' and Petrol Ofisi's results contributed negatively. **Net income after minorities** of EUR (208) mn was down compared to EUR 318 mn in Q4/07. **Clean EBIT** was down by 56% at EUR 301 mn excluding net **special charges** of EUR 431 mn, which mainly related to the litigation provisions booked at Petrom. **Petrom's** clean EBIT was EUR (2) mn. **Clean net income after minorities** was EUR (4) mn and **clean EPS after minorities** was EUR (0.01). At the end of December, **net debt** of the Group was EUR 3,448 mn and the **gearing ratio** stood at 36.8%.

In **Exploration and Production (E&P)**, clean EBIT decreased by 43% compared to Q4/07 to EUR 371 mn as oil prices fell dramatically, only partly compensated by the positive impact of FX developments. The Group's oil and gas production was 318,000 boe/d, 2% below the level of Q4/07.

In **Refining and Marketing (R&M)**, clean EBIT was EUR (127) mn, versus EUR (9) mn in Q4/07. The decline in crude prices led to a negative inventory effect (based on calculating at current cost of supply – CCS effect) of EUR 484 mn in refining. The petrochemical business continued to benefit from high margins. The marketing contribution improved considerably thanks to higher volumes and the strength of the non-oil business.

In **Gas and Power (G&P)**, clean EBIT increased by 4% to EUR 83 mn, with good results from gas supply, marketing and trading.

### January – December 2008

In 2008, the average Brent price in USD was 34% higher than in 2007. Overall, the Group generated a strong financial performance, with clean EBIT and clean net income well above last year's levels. The **Group's reported EBIT** of EUR 2,340 mn was 7% above the level of 2007; the EBIT contribution of **Petrom** amounted to EUR 328 mn, a decline of 44% versus 2007. The **net financial result** decreased, reflecting mainly lower at-equity results from Borealis and Petrol Ofisi and increased net interest expenses. **Net income after minorities** of EUR 1,374 mn was 13% below last year's level. **Clean EBIT** was 31% higher, at EUR 3,105 mn after excluding net special charges mainly relating to litigation provisions, the Arpechim impairment and personnel restructuring costs. **Petrom's** clean EBIT contribution thus stood at EUR 980 mn, up by 38%. **Clean net income after minorities** was EUR 1,738 mn and **clean EPS** after minorities was EUR 5.82, 5% above 2007.

In **E&P**, clean EBIT increased by 32% compared to 2007, mainly reflecting a higher average price level, despite slightly lower production and a negative FX impact over the year. The Group's oil and gas production stood at 317,000 boe/d, 1% below last year.

In **R&M**, clean EBIT increased by 35% compared to 2007, reflecting mainly improvements in marketing and a better petrochemicals result west and despite a negative inventory effect of around EUR 300 mn.

In **G&P**, clean EBIT increased by 9% driven by the contribution from the logistics business, which was supported by increased storage utilization and higher transportation volumes sold as well as the consolidation of Baumgarten-Oberkappel Gasleitungsgesellschaft mbH.

## Significant events in Q4/08

On October 1, the Croatian government confirmed Krk as the location for the Adria LNG project. The investment costs are expected to amount to approximately EUR 800 mn.

On October 15, the International Petroleum Investment Company (IPIC) from Abu Dhabi announced that it had increased its interest in OMV from 17.6% to 19.2%. Thus, the ÖIAG/IPIC consortium holds now a combined 50.7%.

On October 23, OMV announced the discovery and successful testing of condensate and gas in its Sourour-1 exploration well in the Jenein Sud exploration permit in Southern Tunisia.

On November 5, OMV announced an agreement with Gazprom, Wiener Börse AG and Centrex Europe Energy & Gas AG to develop the Central European Gas Hub (CEGH) into a leading hub platform in Central Europe and to establish a Central European gas exchange.

On November 13, OMV hosted a Capital Markets Day in London where the Executive Board gave an update on the Group's strategy.

In December, OMV and RWE Supply & Trading GmbH founded the "Caspian Energy Company Ltd." (CEC) aiming to examine and develop a pipeline link for gas supplies from the Caspian region to Turkey and Europe.

## Outlook 2009

For 2009 we expect the main market drivers (crude price, refining margins and the EUR-USD exchange rate) to remain highly volatile. Despite the significant drop in the oil price – from a record USD 144/bbl level for Brent in July 2008 to around USD 40/bbl at the beginning of 2009 – we expect crude oil prices to stabilize in H1/09 and to recover slightly in H2/09. The Brent-Urals spread should narrow compared to the 2008 average level.

The average EUR-USD exchange rate for 2009 is expected to be highly volatile, overall we are expecting a weaker EUR compared to the average 2008 level. Based on the recent weakness of several CEE currencies we expect a highly volatile but overall decreasing RON versus the USD and the EUR compared to 2008 average levels.

The estimated downturn of the world economic climate is expected to lead to a slowdown in growth rates in OMV's relevant markets. Refinery fuels margins are expected to weaken from the 2008 level and the petrochemicals business is expected to suffer from reduced market demand and lower margins caused by the economic downturn. Marketing sales volumes are expected to decline slightly and marketing margins are expected to be lower.

OMV as an integrated oil and gas company with low leverage has the financial strength to withstand the impact of a weaker economic environment. With its strong operating cash flow and solid financial structure, OMV is well positioned to cope with the challenges and opportunities of the current market. The Group's planned investments are screened and prioritized to reduce CAPEX to levels reflective of the current challenging environment.

To protect the Group's cash flow from the potential negative impact of falling oil prices, derivative instruments have been used to hedge earnings in the E&P segment for 65,000 bbl/d in 2009. To achieve this goal, put spreads were used. Should average oil prices per quarter stay below USD 65/bbl in 2009, the hedge would pay out USD 15/bbl to actual oil prices. From USD 65/bbl to USD 80/bbl the hedge secures USD 80/bbl. The put spreads were financed via calls in order to avoid initial cash outlay (zero-cost structure), whereby the Group would not be able to profit from oil prices above approx. USD 110/bbl in 2009 for the above stated volume. These hedging instruments acquired in 2008 are mostly classified as hedge accountable, therefore most of the income statement effect will be recorded in 2009. To protect the Group's cash flow from the negative potential impact of EUR-USD volatility, derivative instruments have been used to hedge an exposure of approximately USD 1 bn. Based on these acquired USD-EUR derivative instruments, exchange rate movements only affect results within the range of EUR-USD 1.32 to 1.15.

In **E&P**, production is expected to increase due to new fields coming on stream in 2009. The oil fields Maari in New Zealand and Komsomolskoe in Kazakhstan are expected to start production in H1/09. In addition, the Austrian gas fields Strasshof and Ebenthal, put on stream in Q3/08 as well as drilling in the gas field Mamu and the development of the oil field Delta in Romania will contribute positively to production. On the other hand, OPEC quotas will lead to a lower production contribution from Libya than in 2008. In Romania, the further integration and restructuring of the oil service business of Petromservice, acquired in February 2008, will be one of the key activities. The successfully completed well modernization program, the increase in operational efficiency and streamlining the organization will positively influence the operating costs of Petrom in 2009. The business focus will further be on tight cost control and project prioritization within E&P to tackle the volatile environment.

In the R&M segment [illegible] that will co[illegible] stre[illegible] able an[illegible] increase in the share of h[illegible], at the same time, an improvement in the product yield. No major shutdowns are planned in the refineries. In 2009, the construction of the Ethylene Pipeline South (EPS) will be continued and should be completed in 2010. The EPS will strengthen the petrochemical industry in Bavaria (Germany). In Petrom the restructuring of the refining business will proceed according to the communicated plan. Investments in the marketing business are focused on optimization and efficiency increase.

In the **G&P** segment, strong focus will remain on the enhancement of its sales activities through increasing market penetration as well as on increasing trading activities at European gas hubs via EconGas. In Romania, the tendency of declining gas consumption is expected to continue in 2009 due to lower demand mainly from the fertilizer industry. In order to strengthen the position of OMV's gas business in Europe, diversification of long-term supply will be pursued in respect of accessing new supply sources – be it via pipeline or LNG. For the Nabucco project an open season process is planned in 2009, which should lead to the first binding transport contracts. Major milestones for the Gate LNG terminal in Rotterdam are the construction of the outer LNG tanks and the jetty substructure. For the Adria LNG project in Croatia, the Combined Risk Assessment, the Environmental Impact Study and the Front End Engineering and Design award process are to be completed in 2009. Further extension of the WAG gas pipeline will continue, aiming to increase the transport capacity by 2011. The construction of the power plant at Petrobrazi in Romania continues according to plan.

## At a glance

| Q3/08 | Q4/08 | Q4/07 | Δ% | in EUR mn | 2008 | 2007 | Δ% |
|---|---|---|---|---|---|---|---|
| 6,852 | 5,771 | 5,728 | 1 | Sales [1] | 25,543 | 20,042 | 27 |
| 752 | 128 | 563 | (77) | EBIT E&P | 2,311 | 1,933 | 20 |
| (63) | (286) | (119) | 140 | EBIT R&M | (105) | 84 | n.m. |
| 60 | 70 | 77 | (10) | EBIT G&P | 245 | 244 | 0 |
| (26) | (41) | (29) | 41 | EBIT Corporate and Other | (111) | (77) | 44 |
| 723 | (129) | 492 | n.m. | EBIT Group | 2,340 | 2,184 | 7 |
| 755 | 371 | 648 | (43) | Clean EBIT E&P [2] | 2,618 | 1,978 | 32 |
| 133 | (127) | (9) | n.m. | Clean EBIT R&M [2] | 302 | 224 | 35 |
| 60 | 83 | 79 | 4 | Clean EBIT G&P [2] | 274 | 250 | 9 |
| (21) | (25) | (30) | (17) | Clean EBIT Corporate and Other [2] | (89) | (76) | 17 |
| 928 | 301 | 688 | (56) | Clean EBIT [2] | 3,105 | 2,377 | 31 |
| 774 | (282) | 514 | n.m. | Income from ordinary activities | 2,309 | 2,412 | (4) |
| 546 | (365) | 354 | n.m. | Net income | 1,529 | 1,843 | (17) |
| 453 | (208) | 318 | n.m. | Net income after minorities | 1,374 | 1,579 | (13) |
| 557 | (4) | 408 | n.m. | Clean net income after minorities [2] | 1,738 | 1,649 | 5 |
| 1.52 | (0.70) | 1.07 | n.m. | EPS in EUR | 4.60 | 5.29 | (13) |
| 1.86 | (0.01) | 1.37 | n.m. | Clean EPS in EUR [2] | 5.82 | 5.52 | 5 |
| 801 | 515 | 498 | 4 | Cash flow from operating activities | 3,214 | 2,066 | 56 |
| 2.68 | 1.72 | 1.67 | 3 | CFPS in EUR | 10.76 | 6.92 | 55 |
| 2,844 | 3,448 | 2,453 | 41 | Net debt/(net cash) | 3,448 | 2,453 | 41 |
| 26 | 37 | 24 | 55 | Gearing in % | 37 | 24 | 55 |
| 1,062 | 906 | 1,087 | (17) | Capital expenditures | 3,547 | 4,118 | (14) |
| – | – | – | n.a. | Dividend per share in EUR [3] | 1.00 | 1.25 | (20) |
| – | – | – | n.a. | ROFA (%) | 23 | 25 | (10) |
| – | – | – | n.a. | ROACE (%) | 12 | 16 | (24) |
| – | – | – | n.a. | ROE (%) | 16 | 19 | (18) |
| 41,652 | 41,282 | 33,665 | 23 | OMV employees | 41,282 | 33,665 | 23 |
| 35,878 | 35,588 | 28,233 | 26 | thereof Petrom group | 35,588 | 28,233 | 26 |

[1] Sales excluding petroleum excise tax
[2] Adjusted for exceptional, non-recurring items
[3] 2008: Proposal to the Annual General Meeting 2009

# Business segments

## Exploration and Production (E&P)

| Q3/08 | Q4/08 | Q4/07 | Δ% | in EUR mn | 2008 | 2007 | Δ% |
|---|---|---|---|---|---|---|---|
| 1,439 | 1,065 | 1,292 | (18) | Segment sales | 5,089 | 4,247 | 20 |
| 752 | 128 | 563 | (77) | EBIT | 2,311 | 1,933 | 20 |
| (3) | (244) | (86) | 184 | Special items | (307) | (45) | 584 |
| 755 | 371 | 648 | (43) | Clean EBIT | 2,618 | 1,978 | 32 |

| Q3/08 | Q4/08 | Q4/07 | Δ% | Key performance indicators | 2008 | 2007 | Δ% |
|---|---|---|---|---|---|---|---|
| 29.1 | 29.2 | 29.8 | (2) | Total hydrocarbon production in mn boe | 115.9 | 117.2 | (1) |
| 316,000 | 318,000 | 323,000 | (2) | Total hydrocarbon production in boe/d | 317,000 | 321,000 | (1) |
| 15.3 | 15.6 | 15.4 | 1 | Crude oil and NGL production in mn bbl | 60.9 | 59.8 | 2 |
| 77.5 | 76.8 | 80.4 | (4) | Natural gas production in bcf | 308.0 | 321.6 | (4) |
| 115.09 | 55.48 | 88.45 | (37) | Average Brent price in USD/bbl | 97.26 | 72.39 | 34 |
| 107.42 | 56.54 | 81.90 | (31) | Average realized crude price in USD/bbl | 89.74 | 66.27 | 35 |
| 133.45 | 132.57 | 157.35 | (16) | Exploration expenditure in EUR mn | 406.01 | 331.29 | 23 |
| 96.11 | 128.32 | 113.03 | 14 | Exploration expenses in EUR mn | 333.97 | 221.20 | 51 |
| 15.66 | 13.33 | 14.21 | (6) | OPEX in USD/boe | 14.29 | 13.19 | 8 |

**Thereof Petrom group (included above)**

| Q3/08 | Q4/08 | Q4/07 | Δ% | in EUR mn | 2008 | 2007 | Δ% |
|---|---|---|---|---|---|---|---|
| 368 | (102) | 185 | n.m. | EBIT | 821 | 806 | 2 |
| (1) | (232) | (77) | 203 | Special items | (298) | (21) | n.m. |
| 369 | 130 | 262 | (50) | Clean EBIT | 1,119 | 826 | 35 |

| Q3/08 | Q4/08 | Q4/07 | Δ% | Key performance indicators | 2008 | 2007 | Δ% |
|---|---|---|---|---|---|---|---|
| 193,000 | 192,000 | 195,000 | (2) | Total hydrocarbon production in boe/d | 194,000 | 197,000 | (1) |
| 8.7 | 8.7 | 8.6 | 1 | Crude oil and NGL production in mn bbl | 34.4 | 34.0 | 1 |
| 1.4 | 1.4 | 1.4 | (4) | Natural gas production in bcm [1] | 5.6 | 5.8 | (3) |
| 113.55 | 54.65 | 85.90 | (36) | Average Urals price in USD/bbl | 94.76 | 69.38 | 37 |
| 103.41 | 45.75 | 77.74 | (41) | Average realized crude price in USD/bbl | 83.01 | 62.43 | 33 |
| 207.88 | 170.75 | 197.42 | (14) | Regulated domestic gas price for producers in USD/1,000 cbm | 195.59 | 183.98 | 6 |
| 19.42 | 17.40 | 18.39 | (5) | OPEX in USD/boe | 18.27 | 17.03 | 7 |

[1] Reported in bcm, as gas prices in Romania are based on 1,000 cbm

### Fourth quarter 2008 (Q4/08)

- **Dramatically changing oil price environment burdened Q4/08 results; stronger USD could mitigate this effect to some extent**
- **Production volumes almost at Q4/07 level, increased volumes in Austria, Kazakhstan, Yemen and Libya almost compensated for lower volumes in the UK, Pakistan and Romania**
- **A stronger USD had a positive effect on OPEX in USD/boe, however, was mitigated by higher Petrom costs**
- **Reserve replacement rate increased from 38% to 91% for 2008 mainly due to reserve additions in Romania**

**Segment sales** decreased significantly in Q4/08 – despite a stronger USD – mainly due to the weaker oil price environment. The **Brent** price in USD was 37% below the Q4/07 level, while the Group's average **realized crude price** fell by just 31% to USD 56.54/bbl. The Urals crude price, the reference oil price in Romania, decreased by 36%. The Group's average **realized gas price** in EUR was stable compared to Q4/07. In Q4/08, Petrom contributed RON 22 mn (EUR 6 mn) to the established Social Gas Fund, in line with the commitment to the Romanian government.

**EBIT** fell by 77% compared to Q4/07 due to the weak price situation and 2% lower production volumes. Higher volumes in Libya, Austria, Kazakhstan and Yemen could almost compensate for the lower production volumes in Romania, Pakistan and the UK. Negative elements were the much lower oil price, standby fees for the drilling rig in New Zealand caused by bad weather, write offs in Iran and Russia as well as restructuring charges and litigation provisions at Petrom. Positive elements were a positive hedging result (EUR 44 mn) and the beneficial effect of the stronger USD. The latter positively affected oil revenues, while the weakening of the RON against the EUR (compared to Q4/07) had a strong favorable impact on RON-denominated costs in EUR terms. Romanian gas prices in EUR terms were adversely affected by the weakening of the Romanian currency since they are fixed in RON. Net special charges amounted to EUR 244 mn in Q4/08, therefore the decline in **clean EBIT** by 43% compared to last year's level was below the reduction in reported EBIT.

**Production costs** excluding royalties in USD/boe (OPEX) decreased by 6% versus Q4/07. At Petrom, OPEX/boe was down by 5%. The positive effect from the stronger USD and weaker RON more than compensated for the negative volume effects and higher costs at Petrom mainly resulting from general industry cost inflation, higher consultancy costs and higher personnel costs. **Exploration expenditure** declined by 16% to EUR 133 mn compared to Q4/07, mainly due to lower exploration costs in Iraq, Russia, New Zealand, Norway and Austria. **Total production** of oil, NGL and gas was down by 2% versus Q4/07 at 318,000 boe/d. **Oil and NGL production** was slightly above Q4/07 mainly due to gradually increasing production from Habban (Yemen), Tasbulat (Kazakhstan) and Libya thereby compensating for lower volumes in the UK due to the sale of the Dunlin oil field and operational issues at Schiehallion.

In Romania, the well modernization program aiming at reducing the number of maintenance interventions has been completed, reaching 5,049 wells since the start of the program in 2007. **Gas production** fell by 4% compared to Q4/07. In Romania, gas production was negatively affected by high pressure in the local gas pipelines hampering access to the system, because of Petrom's lower delivery pressures and lower gas consumption in Romania; in Pakistan, natural decline also had a negative effect. This was only partially compensated by the additional volumes from the Strasshof (first phase) and Ebenthal fields which had been started-up in Austria in Q3/08. Also, to a large extent, due to a shift of a scheduled lifting in Austria to Q1/09, the **total sales quantity** was 7% behind Q4/07 volumes.

**Compared to Q3/08**, EBIT decreased significantly as the oil prices plunged (Brent and Urals down by 52%, realized prices down by 47%), also further burdened by higher exploration expenses and despite the positive effect from the stronger USD and weaker RON and the positive hedging result. Petrom benefited from a weaker RON against the EUR (lower costs in EUR terms) but was adversely affected by decreased gas prices in EUR terms. Sales volumes were higher mainly due to seasonally higher gas demand in Austria. While oil production increased due to higher volumes in Libya and Yemen (with stable volumes in Romania), gas volumes slightly declined as higher volumes from Austria (Strasshof, Ebenthal) and from the UK (Schiehallion startup after Q3/08 maintenance stop) could not compensate for lower volumes in Romania due to the pipeline pressure, Pakistan (natural decline) and New Zealand (seasonal decline). Clean EBIT declined by 51% excluding net special charges reflecting provisions for litigations in Romania as well as restructuring provisions and write offs in Iran and Russia booked in Q4/08.

## January – December 2008

**Segment sales** increased significantly due to higher price levels, partly offset by a weaker USD. The Brent price increased by 34% compared to 2007, and the Group's average **realized crude price** was USD 89.74/bbl, an increase of 35%. The Group's average **realized gas price** was up by 10%, mainly reflecting a higher overall gas price level. The increase in the regulated domestic gas price for producers in Romania in 2008 is not contributing to the revenues as the effect is attributed to the Social Gas Fund. **EBIT** rose by 20% compared to 2007, mainly due to significantly higher prices despite production volumes being slightly down and net negative FX-effects. **Clean EBIT** was 32% above last year's level after excluding EUR 307 mn of net special charges mainly for litigation provisions in Romania and write offs in Iran and Russia as well as personnel restructuring costs. **Production costs** excluding royalties in USD/boe (OPEX) increased by 8% compared to 2007. At Petrom, OPEX was up 7%, mainly due to general cost inflation, which was partially mitigated by the positive effect on costs of the slightly weaker RON against USD.

**Exploration expenditures** were up 23% on 2007, mainly driven by increased activity at Petrom, in Austria, and in the core region North Africa. **Total production** of oil, NGL and gas fell by 1%. **Oil and NGL production** was 1% above 2007, as increased production in Libya, Yemen, Kazakhstan and Tunisia more than compensated for shortfalls in the UK. **Gas production** fell by 4%. At Petrom, gas production was negatively impacted by well workovers, water influx in some wells as well as technical difficulties due to pipeline pressure. Furthermore the shutdown of the Romanian fertilizer industry had an adverse effect on gas production in H2/08.

As at December 31, 2008, the **proved oil and gas reserves** were 1,206 mn boe (of which 872 mn boe related to Petrom). The proved and probable oil and gas reserves amounted to 2,032 mn boe (Petrom: 1,399 mn boe). This has led to an increase in the three-year average reserves replacement rate to 55% in 2008 (2007: 46%). For the single year 2008 this rate increased to 91% (2007: 38%).

## Refining and Marketing (R&M)

| Q3/08 | Q4/08 | Q4/07 | Δ% | in EUR mn | 2008 | 2007 | Δ% |
|---|---|---|---|---|---|---|---|
| 5,867 | 4,265 | 4,548 | (6) | Segment sales | 20,883 | 16,312 | 28 |
| (63) | (286) | (119) | 140 | EBIT | (105) | 84 | n.m. |
| 40 | 122 | (17) | n.m. | thereof petrochemicals west | 168 | 63 | 166 |
| (196) | (159) | (110) | 45 | Special items | (408) | (140) | 191 |
| 133 | (127) | (9) | n.m. | Clean EBIT | 302 | 224 | 35 |

| Q3/08 | Q4/08 | Q4/07 | Δ% | Key performance indicators | 2008 | 2007 | Δ% |
|---|---|---|---|---|---|---|---|
| 6.24 | 7.25 | 4.34 | 67 | OMV indicator refining margin in USD/bbl | 6.14 | 5.15 | 19 |
| 6.41 | 5.53 | 5.55 | 0 | Refining input in mn t | 23.76 | 23.22 | 2 |
| 86 | 86 | 80 | 7 | Utilization rate refineries in % | 86 | 85 | 1 |
| 5.81 | 5.72 | 5.39 | 6 | Refining sales volumes in mn t | 22.64 | 21.42 | 6 |
| 0.55 | 0.46 | 0.37 | 23 | thereof petrochemicals in mn t | 2.13 | 1.97 | 8 |
| 4.84 | 4.67 | 4.31 | 8 | Marketing sales volumes in mn t | 18.45 | 17.09 | 8 |
| 2,524 | 2,528 | 2,538 | 0 | Marketing retail stations | 2,528 | 2,538 | 0 |

**Thereof Petrom group (included above)**

| Q3/08 | Q4/08 | Q4/07 | Δ% | in EUR mn | 2008 | 2007 | Δ% |
|---|---|---|---|---|---|---|---|
| (185) | (273) | (125) | 118 | EBIT | (488) | (274) | 78 |
| (160) | (125) | (85) | 46 | Special items | (326) | (101) | 222 |
| (25) | (148) | (40) | 270 | Clean EBIT | (162) | (173) | (6) |

| Q3/08 | Q4/08 | Q4/07 | Δ% | Key performance indicators | 2008 | 2007 | Δ% |
|---|---|---|---|---|---|---|---|
| 0.01 | 3.95 | 1.61 | 146 | OMV indicator refining margin east in USD/bbl | 1.43 | 3.56 | (60) |
| 1.61 | 1.55 | 1.42 | 9 | Refining input in mn t | 6.12 | 5.92 | 3 |
| 80 | 77 | 71 | 9 | Utilization rate refineries in % | 77 | 74 | 3 |
| 1.50 | 1.49 | 1.41 | 6 | Refining sales volumes in mn t | 5.72 | 5.33 | 7 |
| 0.06 | 0.03 | 0.09 | (64) | thereof petrochemicals in mn t | 0.27 | 0.36 | (25) |
| 1.48 | 1.54 | 1.27 | 22 | Marketing sales volumes in mn t | 5.64 | 4.65 | 21 |
| 809 | 819 | 807 | 1 | Marketing retail stations | 819 | 807 | 1 |

Refining west: Schwechat (Austria), Burghausen and Bayernoil (Germany)
Refining east: Petrobrazi and Arpechim (Romania)

### Fourth quarter 2008 (Q4/08)

- **OMV indicator refining margins strongly supported by high middle distillate spreads and lower costs for own crude consumption**
- **Declining crude prices led to negative inventory effects of EUR 484 mn in refining**
- **Petrochemical business west still strong due to high margins as a consequence of declining naphtha prices in combination with quarterly-in-advance fixed sales prices**
- **Marketing result benefited from higher sales volumes at Petrom and an overall good margin environment**

The impact of lower price levels led to 6% lower **R&M segment sales** compared to Q4/07 despite higher sales volumes. **Clean EBIT** came in significantly below the level of Q4/07 mainly reflecting substantial negative inventory effects (EUR 484 mn) as a consequence of the declining oil price. In Q4/08, net special charges mainly included provisions relating to litigations in Romania and impairments of filling stations in Croatia and Bosnia, resulting in a negative reported EBIT of EUR (286) mn.

The clean EBIT in **refining** was down significantly compared to Q4/07. A high refining margin and a comparably stronger development of local market price levels in Austria and Germany compared to Rotterdam for the majority of products could not offset the heavy burden of the declining oil price. Consequently, a negative inventory effect of EUR 484 mn was seen in Q4/08, while in Q4/07 a positive inventory effect was recorded. The OMV indicator refining margin of USD 7.25/bbl was driven by favorable spreads

for middle distillates and heavy fuel oils but slightly burdened by lower gasoline and naphtha spreads. The OMV indicator refining margin east benefited especially from the sharp decline in crude prices, as it includes a high proportion of own crude consumption in its calculation which makes the margin sensitive to changes in the oil price.

Overall **capacity utilization** stood at 86%, significantly above the level of Q4/07. In Q4/07, the capacity utilization was affected by the 6-week shutdown of the Burghausen refinery due to the capacity increase in petrochemicals. Capacity utilization at refining east at 77% was higher than in Q4/07, a period affected by lower export volumes and a shutdown in Petrobrazi. Total **refining sales volumes** were 6% above Q4/07.

The **petrochemicals result west** (excluding Petrom) was considerably above the level of Q4/07. This mainly reflects a 52% increase in **petrochemicals sales volumes west** (excluding Petrom) compared to Q4/07, as a result of the capacity increase at Burghausen (completed in Q4/07) and strong petrochemical margins. Despite a weakening environment, the margins remained at a high level as they benefited from decreasing naphtha prices in combination with sales prices for ethylene and propylene settled quarterly-in-advance.

The **marketing** result came in well above the level of Q4/07, mainly due to higher commercial margins and a 7% increase in non-oil business contribution. Margin levels were supported by an improved heating oil business, which was especially weak in Q4/07. **Marketing volumes** increased by 8% compared to Q4/07. Efficient filling station network management led to significantly higher retail sales volumes especially at the Petrom sites. As of December 31, 2008, the total number of **retail stations** in the Group was almost unchanged compared to end of December 2007. In line with the strategy to strengthen the non-oil business, the number of VIVA shops was increased to 1,031 shops at the end of Q4/08 from 981 shops at Q4/07.

**Compared to Q3/08**, clean EBIT declined considerably as the refining business recorded significantly higher negative inventory effects than in Q3/08, which could not be compensated by higher refining margins and the improved results of petrochemicals west and the marketing business. The OMV indicator refining margin was supported by the decline in oil prices which reduced the cost of own crude consumption. In the petrochemicals business, volumes declined due to lower demand but margins showed excellent levels. This led to a petrochemicals result west well above the level of Q3/08. The marketing business was much stronger than in Q3/08, supported by a strong contribution from Petrom.

## January – December 2008

R&M **segment sales** increased by 28% due to in average higher price levels and volumes.

Despite considerable improvements in the marketing business and petrochemicals west, the reported R&M EBIT came in substantially below last year's level, mainly reflecting substantial net special charges and significant negative inventory effects in refining (approximately EUR 300 mn in 2008). Despite the unfavorable inventory effects, clean EBIT rose by 35% compared to 2007 and excluded mainly the above-mentioned special charges as well as other litigation provisions and the impairment of the Arpechim fuels refinery booked in Q3/08.

The clean **refining** result declined significantly compared to 2007. Negative inventory effects could not be compensated by the 19% increase of the OMV indicator refining margin and higher sales volumes. The OMV indicator refining margin east, with a high proportion of own crude consumption in the calculation, showed a year-on-year decline due to the high crude price environment experienced during 9m/08.

Overall **capacity utilization** increased slightly to 86%. Total refining sales volumes were up by 6%.

The **petrochemicals result west** (excluding Petrom) increased by 166% compared to 2007, mainly reflecting the strong Q4/08 results, which were supported by high margin levels. **Petrochemicals sales volumes west** were up 15% compared to 2007, mainly due to the increased capacity at Burghausen.

The **marketing** result came in significantly above the level of 2007. Margins in the retail sector improved slightly and margins in the commercial business recovered from the very low levels of 2007, especially in diesel and domestic heating oil. Volumes in the retail and the commercial business at both Petrom and the rest of OMV's markets showed a positive trend. Moreover, the non-oil business made a strong contribution to the improved marketing result.

## Gas and Power (G&P)

| Q3/08 | Q4/08 | Q4/07 | Δ% | in EUR mn | 2008 | 2007 | Δ% |
|---|---|---|---|---|---|---|---|
| 703 | 1,299 | 1,045 | 24 | Segment sales | 3,798 | 3,096 | 23 |
| 60 | 70 | 77 | (10) | EBIT | 245 | 244 | 0 |
| (1) | (13) | (2) | 512 | Special items | (29) | (7) | 329 |
| 60 | 83 | 79 | 4 | Clean EBIT | 274 | 250 | 9 |

| Q3/08 | Q4/08 | Q4/07 | Δ% | Key performance indicators | 2008 | 2007 | Δ% |
|---|---|---|---|---|---|---|---|
| 2.21 | 3.94 | 4.27 | (8) | Combined gas sales volumes in bcm | 12.77 | 13.07 | (2) |
| 734,860 | 892,546 | 829,339 | 8 | Average storage capacities sold in cbm/h | 802,760 | 771,286 | 4 |
| 16.41 | 17.26 | 16.31 | 6 | Total gas transportation sold in bcm | 66.32 | 64.31 | 3 |

**Thereof Petrom group (included above)**

| Q3/08 | Q4/08 | Q4/07 | Δ% | in EUR mn | 2008 | 2007 | Δ% |
|---|---|---|---|---|---|---|---|
| 14 | 13 | 14 | (9) | EBIT | 30 | 49 | (39) |
| 0 | (13) | (1) | n.m. | Special items | (28) | (6) | 368 |
| 13 | 26 | 16 | 63 | Clean EBIT | 58 | 55 | 5 |

| Q3/08 | Q4/08 | Q4/07 | Δ% | Key performance indicators | 2008 | 2007 | Δ% |
|---|---|---|---|---|---|---|---|
| 480 | 540 | 315 | 71 | Import price in USD/1,000 cbm | 440 | 293 | 50 |
| 208 | 171 | 197 | (14) | Regulated gas price for producers in USD/1,000 cbm | 196 | 184 | 6 |
| 1.05 | 1.32 | 1.42 | (7) | Gas sales volumes in bcm | 5.02 | 5.26 | (4) |

### Fourth quarter 2008 (Q4/08)

- **Better results of gas supply, marketing and trading business despite lower sales volumes**
- **Strong contribution from the transportation and storage businesses**
- **The result of the fertilizer plant Doljchim was affected by low demand**

EBIT decreased by 10% compared to Q4/07 as Doljchim fertilizer plant had a negative result (in Q4/07 it was shown in E&P). This could not be compensated by an improved logistics result. Clean EBIT was up 4% as provisions for litigations booked at Petrom were excluded.

Despite a challenging market environment the business unit gas supply, marketing and trading achieved slightly better results than in Q4/07 and contributed strongly to the G&P results. Total sales volumes decreased in comparison to Q4/07 as Q4/08 saw warmer weather conditions at the beginning of the quarter. In Romania, temporary shutdowns of fertilizer plants had and additional negative effect on sales volumes, but storage optimization and a lower import quota led to an improved result.

EconGas' overall sales volumes went down by 7% in comparison to Q4/07. This reduction derives mainly from warm temperatures throughout Q4/08, which were higher than in Q4/07 and led to a delayed start of the heating season. EconGas' strategy towards internationalization contributed further to the results: Sold volumes outside of Austria increased by 15% compared to last year. The sharp decrease in oil prices in autumn negatively affected gas prices and led to a partial adjustment of stock. At Petrom, the import price in USD increased by 71% compared to Q4/07, the average regulated domestic gas price for producers (relevant for Petrom) in Q4/08 was USD 171/1,000 cbm (RON 495/1,000 cbm), 14% lower compared to Q4/07 due to a weaker RON (however, 5% higher in RON terms). Sales volumes declined by 7% mainly due to the fact that the total Romanian consumption decreased by 21%, which consequently led to a lower import quota. The lower quota and storage optimization strongly supported the result.

The transportation business reported marketed transportation volumes at higher levels than last year due to the start-up of a new compressor station on the TAG pipeline and an extension on WAG. The storage business profited from solid demand, with both withdrawal rates and volumes booked at higher levels than last year.

Doljchim, Petrom's fertil[illegible]ch is reported as part of G&P as of Q[illegible]/08, v[illegible]ed by the litigation provision booked in Q4/08 and by lower sales due to reduced demand, both domestic and international.

**Compared to Q3/08**, clean EBIT rose by 37% mainly due to the seasonality of the gas supply, marketing and trading business. Reported EBIT was burdened by an increase in the litigation provision for Doljchim. The logistics business showed stable results. EconGas' sales volumes exceeded the Q3/08 figures by 132%, also due to particularly strong growth in the international business. The average contribution margin in Q4/08 was slightly below the contribution margin of Q3/08. However, seasonal volume effects more than compensated for this negative price deviation and resulted in a 142% increase in EBIT. In Romania, the sales volumes also went up seasonally by 26% making a positive contribution to EBIT. The slightly lower import quota resulted in better margins compared to Q3/08. The logistics business experienced higher marketed transportation volumes due to a new compressor station on the TAG pipeline. The storage business saw the expected winter peak demand in volumes as well as the seasonal peak withdrawal rates. Compared to Q3/08, the EBIT recorded by Doljchim in Q4/08 was significantly lower, being adversely affected by low market demand and the booking of the litigation provision.

**January – December 2008**

EBIT was stable compared to last year. While the logistics business benefited from high storage demand, pipeline extensions and the consolidation of Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H., gas supply, marketing and trading was negatively influenced by lower volumes and difficult market conditions. Furthermore the result was burdened by the inclusion of Doljchim fertilizer plant in G&P. Clean EBIT increased by 9%. The difference from reported EBIT is due to exclusion of litigation provisions and the impairment of assets at Doljchim.

Despite highly volatile market conditions during 2008, gas supply, marketing and trading sales volumes almost reached the 2007 levels (slight decrease of 2%). Also in spite of the fact that last year's conditions for portfolio optimization were more favorable, the international business activities remained at high level. During 2008, EconGas positioned itself well in the major trade centers of Continental Europe and successfully participated in numerous trading activities. The pursuit of its growth strategy is reflected by the fact that more than a fourth of EconGas' sales volumes in 2008 consisted of deliveries to customers outside of Austria, some of which were the first sales volumes via EconGas' Hungarian subsidiary. Despite a slight increase in sales volumes, less favorable portfolio optimization conditions and the sharp decrease in oil prices in autumn (which negatively affected gas prices and resulted in a partial adjustment of stock) led to a lower result than in 2007. In Romania, the regulatory situation and increasing import prices put pressure on the result during 2008, especially in 9m/08. Petrom was able to mitigate this by storage optimization, a lower import quota in Q4/08 and an improved cost position. Sales volumes were 4.5% lower than last year, while total Romanian gas consumption in 2008 decreased by 5.4% compared to 2007.

In the logistics business, OMV introduced a new definition for the sold transportation capacity of gas starting in 2008, in line with European efforts towards harmonization and transparency. Due to the close interconnection of the pipelines and the increasing importance of sold capacities in reverse flow direction of pipelines, the calculation is now based on quantities assigned to shippers or distributors at pipeline connection points. These volumes are based on transit as well as domestic volumes. Total gas transportation sold increased, primarily due to the start-up of a new compressor station on the TAG pipeline and the extension of the WAG. The operating company of the WAG pipeline, the Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H. has been fully consolidated since Q4/07 and made a positive contribution to the result. Very high market demand led to higher storage volumes and rates sold compared to 2007. The EBIT of the logistics business therefore improved significantly, rising by 38%.

Doljchim, Petrom's fertilizer plant contributed EUR 4 mn to clean EBIT in 2008, while the reported EBIT was negative at EUR (21) mn due to provisions for litigations, the impairment of assets, the overhaul of the methanol plant in Q2/08 and reduced demand in Q4/08.

### Legal principles and general accounting policies

The consolidated financial statements for 2008 have been prepared in accordance with Austrian law and International Financial Reporting Standards (IFRS), as adopted by the European Union.

### Changes in the consolidated Group

Compared with the consolidated financial statements as at December 31, 2007, the consolidated Group changed as follows:

In E&P, OMV (EGYPT) Exploration GmbH, Vienna, has been fully consolidated from Q1/08 on, while OMV (SLOVAKIA) Exploration GmbH, Vienna, has been fully consolidated from Q3/08 on. In Q4/08 the liquidation of the companies OMV (Albanien) onshore Exploration GmbH in Liqu., Vienna, OMV (YEMEN) Exploration GmbH, Vienna, OMV (YEMEN) South Hood Exploration GmbH, Vienna, OMV (SUDAN) Exploration GmbH in Liqu., Vienna, and OMV (SUDAN BLOCK 5B) Exploration GmbH in Liqu., Vienna, was finalized.

In R&M, the remaining 20.33% interest in Wärme-Energie Vorarlberg Beratung- und Handels GmbH, Lustenau, was acquired as of January 1, 2008 and merged into OMV Wärme VertriebsgmbH. In Q4/08 the disposal of the companies RAFISERV ARPECHIM SA, Pitesti, and RAFISERV PETROBRAZI, Brazi, was finalized. After acquisition of further 20.87% interest in SOCIETATEA COMERCIALA PETROM AVIATION SA, Otopeni, which was previously consolidated at-equity, the company is fully consolidated from Q4/08 on.

The interest held in Petrol Ofisi A.S., which is consolidated at-equity, was increased by a further 2.00%points to 41.58% at the end of December 2008.

In G&P, OMV Gas Ve Enerji Limited Sirketi, Istanbul, is fully consolidated from Q3/08 on; Borasco Elektrik Üretim Sanayi ve Ticaret A.S., Istanbul, has been consolidated at-equity starting in Q3/08. Reorganization transactions finalized in Q3/08 include the disposal of the fully consolidated Ferngas Beteiligungs-Aktiengesellschaft, Vienna, and Oberösterreichische Ferngas Aktiengesellschaft, Linz (consolidated at-equity) as well as the addition of EGBV Beteiligungsverwaltung GmbH, Vienna, to the group of consolidated companies. In the course of this transaction, the direct and indirect interest held in EconGas GmbH, Vienna, and its subsidiaries was increased to 58.81%. The interest in Cogeneration-Kraftwerke Management Oberösterreich GmbH, Linz, (consolidated at-equity) was divested in Q3/08.

# Income statement (unaudited)

| Q3/08 | Q4/08 | Q4/07 | Consolidated statement of income in EUR mn | 2008 | 2007 |
|---|---|---|---|---|---|
| 6,852.44 | 5,770.90 | 5,727.89 | Sales revenues | 25,542.60 | 20,042.04 |
| (66.12) | (62.78) | (52.72) | Direct selling expenses | (238.40) | (216.17) |
| (5,574.20) | (4,921.61) | (4,574.75) | Production costs of sales | (20,704.40) | (15,953.35) |
| **1,212.11** | **786.51** | **1,100.42** | **Gross profit** | **4,599.80** | **3,872.52** |
| 73.52 | 85.42 | 55.54 | Other operating income | 278.37 | 211.93 |
| (223.16) | (266.13) | (233.95) | Selling expenses | (881.62) | (900.20) |
| (73.32) | (61.86) | (91.48) | Administrative expenses | (279.17) | (323.79) |
| (96.11) | (128.32) | (113.03) | Exploration expenses | (333.97) | (221.20) |
| (2.36) | (4.98) | (11.50) | Research and development expenses | (13.64) | (15.46) |
| (168.05) | (539.90) | (214.28) | Other operating expenses | (1,030.10) | (439.32) |
| **722.63** | **(129.26)** | **491.71** | **Earnings before interest and taxes (EBIT)** | **2,339.66** | **2,184.49** |
| 80.12 | (65.86) | 47.52 | Income from associated companies | 117.89 | 298.00 |
| 0.32 | 1.36 | 6.51 | Dividend income | 91.58 | 53.23 |
| (52.00) | (71.92) | (43.55) | Net interest income | (213.49) | (127.43) |
| 23.35 | (16.76) | 11.81 | Other financial income and expenses | (26.56) | 3.84 |
| **51.79** | **(153.19)** | **22.28** | **Net financial result** | **(30.58)** | **227.65** |
| **774.42** | **(282.45)** | **513.99** | **Profit from ordinary activities** | **2,309.08** | **2,412.14** |
| (228.74) | (82.11) | (160.40) | Taxes on income | (780.13) | (569.34) |
| **545.68** | **(364.56)** | **353.59** | **Profit from ordinary activities post taxes** | **1,528.95** | **1,842.80** |
| **545.68** | **(364.56)** | **353.59** | **Net income for the period** | **1,528.95** | **1,842.80** |
| **453.02** | **(208.14)** | **318.22** | **thereof attributable to own shareholders** | **1,374.44** | **1,578.84** |
| 92.66 | (156.42) | 35.38 | thereof attributable to minority interests | 154.51 | 263.96 |
| **1.52** | **(0.70)** | **1.07** | **Basic earnings per share in EUR** | **4.60** | **5.29** |
| 1.52 | (0.70) | 1.06 | Diluted earnings per share in EUR | 4.60 | 5.28 |
| – | – | – | **Dividend per share in EUR [1]** | **1.00** | **1.25** |

[1] 2008: Proposal to the Annual General Meeting 2009

| Q3/08 | Q4/08 | Q4/07 | Δ% | in EUR mn | 2008 | 2007 | Δ% |
|---|---|---|---|---|---|---|---|
| **80.12** | **(65.86)** | **47.52** | **(239)** | **Income from associated companies** | **117.89** | **298.00** | **(60)** |
| 57.37 | (41.70) | 17.92 | n.m. | thereof Borealis | 91.00 | 186.06 | (51) |
| 22.80 | (35.10) | 23.95 | n.m. | thereof Petrol Ofisi | 10.26 | 103.94 | (90) |
| – | – | – | n.a. | thereof AMI | – | (14.08) | n.a. |
| – | – | 4.55 | n.a. | thereof Oberösterreichische Ferngas | 5.09 | 12.55 | (59) |

### Notes to the income statement

### Fourth quarter 2008 (Q4/08)

With an increase of only 1%, consolidated sales are at Q4/07 levels, mainly driven by a higher gas price as well as marketing and petrochemical volumes that compensated for the lower oil and product prices. R&M represented 74% of total consolidated sales, G&P accounted for 22% and E&P for approximately 4% (sales in E&P being largely intra-group sales rather than third party sales).

The **Group's EBIT** was EUR (129) mn, well below that for Q4/07 (EUR 492 mn) due to substantial net special expenses, lower oil prices and negative inventory effects in refining. **Petrom group's EBIT** was EUR (372) mn, considerably below Q4/07, also due to substantial net special expenses as well as the lower oil prices and negative inventory effects in refining.

In Q4/08, **net special charges** of EUR (431) mn mainly related to litigation provisions booked at Petrom regarding collective labor agreements as well as restructuring charges and impairments.

**Clean EBIT** decreased by 56% to EUR 301 mn; the contribution of **Petrom** to the Group's clean EBIT was EUR (2) mn, well below last year's level.

The **net financial result** of EUR (153) mn was significantly below Q4/07 (EUR 22 mn). The financial result was adversely affected by a substantially lower at-equity result of Borealis that was burdened by reduced market demand caused by the economic downturn and stock revaluation effects. The Petrol Ofisi at-equity result was negatively impacted by the depreciation of the TRY against the USD. Net interest result was lower compared to Q4/07 due to an overall higher gearing level.

**Current taxes** on Group income were EUR 139 mn and income from deferred taxes of EUR 57 mn was recognized in Q4/08. The **effective tax rate** in Q4/08 was (29)% (Q4/07: 31%). The inverse effective tax rate in Q4/08 – an income tax expense has to be accounted for on Group level notwithstanding the negative net income before tax – is attributable to both negative results of at-equity consolidated companies and of Petrom, which provide comparatively little tax relief and, to positive results from high-taxed E&P companies.

**Net income after minorities** (i.e. net income attributable to own shareholders) was EUR (208) mn, compared to EUR 318 mn in Q4/07. Minority interest was EUR (156) mn. **Clean net income after minorities** was EUR (4) mn (Q4/07: EUR 408 mn). **EPS** for the quarter was EUR (0.70) and **clean EPS** was negative at EUR (0.01) (Q4/07: EUR 1.07 and EUR 1.37 respectively).

**Compared to Q3/08**, sales decreased by 16%, mainly driven by lower crude and product prices that were partly compensated by higher gas sales volumes and prices. EBIT has fallen to EUR (129) mn (Q3/08: EUR 723 mn) due to the drop in oil prices, substantial negative inventory effects in refining and considerable net special charges. In Q4/08, clean EBIT decreased by 68% compared to Q3/08, mainly related to lower oil prices, higher exploration expenses in E&P and negative inventory effects in refining. The net financial result was well below Q3/08 due to a negative contribution from Borealis and Petrol Ofisi to the at-equity result. Current taxes on Group income were EUR 139 mn and incomes from deferred taxes of EUR 57 mn were recognized in Q4/08. The effective tax rate was (29)% vs. 30% in Q3/08. The inverse effective tax rate in Q4/08 – an income tax expense has to be accounted for on Group level notwithstanding the negative net income before tax - is attributable to both negative results of at-equity consolidated companies and of Petrom, which provide no respectively only relatively little tax relief and to positive results from high-taxed E&P companies. Net income after minorities was at EUR (208) mn substantially below Q3/08 (EUR 453 mn). Clean net income after minorities has declined to EUR (4) mn (Q3/08: EUR 557 mn).

## January – December 2008

The 27% increase in **consolidated sales** compared to 2007 was mainly driven by high crude and product prices in 9m/08. R&M represented 82% of total consolidated sales, G&P accounted for 14% and E&P for approximately 4% (sales in E&P being largely intra-group sales rather than third party sales).

The **Group's EBIT**, at EUR 2,340 mn, was 7% above the level of 2007, with high oil prices more than offsetting the weaker USD and substantial net special charges. The EBIT contribution of **Petrom group** was with EUR 328 mn, 44% below 2007 levels due to substantial net special expenses mainly in Q4/08. In 2008, **net special charges** of EUR 765 mn were recorded, mainly related to provisions for litigations in Romania, impairment of the Arpechim fuels refinery and restructuring expenses in Romania, Germany and Austria. **Clean EBIT** increased by 31% to EUR 3,105 mn; the contribution of Petrom to the Group's clean EBIT was EUR 980 mn, 38% above last year's level.

The **net financial result** at EUR (31) mn came in considerably below the previous year's level, mainly attributable to the weaker contribution from Borealis and Petrol Ofisi to the at-equity result and the weaker net interest result due to an overall higher gearing level, which were partly offset by the higher MOL dividend income.

**Current taxes** on Group income were EUR 837 mn and income from **deferred taxes** of EUR 57 mn was recognized in 2008. The **effective corporate tax rate** was 34% in 2008 (2007: 24%). This sizeable increase is attributable to comparatively lower profit contribution of net-of-tax at-equity income and low-taxed income from Petrom in relation to high-taxed E&P results. This effect is intensified by the new contracts in Libya which came into effect in H2/08. In addition, the lower effective tax rate in 2007 was due to the one-off effect related to the tax rate change in Germany in 2007.

**Net income after minorities** was EUR 1,374 mn, down 13% on 2007. Minority interests were EUR 155 mn (2007: EUR 264 mn). **Clean net income after minorities** was EUR 1,738 mn (2007: EUR 1,649 mn). **EPS** was EUR 4.60 and **clean EPS** was EUR 5.82 (2007: EUR 5.29 and EUR 5.52 respectively).

# Balance sheet, capital expenditure and gearing (unaudited)

| Consolidated balance sheet in EUR mn | Dec. 31, 2008 | Dec. 31, 2007 |
|---|---|---|
| **Assets** | | |
| Intangible assets [1] | 807,46 | 521,32 |
| Property, plant and equipment [1] | 10.421,49 | 8.928,65 |
| Investments in associated companies | 1.955,10 | 2.125,63 |
| Other financial assets | 2.124,66 | 3.167,74 |
| Other assets | 42,59 | 16,50 |
| **Non-current assets** | **15.351,29** | **14.759,85** |
| | | |
| **Deferred taxes** | **140,30** | **55,53** |
| | | |
| Inventories | 2.172,93 | 2.444,17 |
| Trade receivables | 1.999,79 | 2.409,20 |
| Other financial assets | 697,96 | 594,04 |
| Income tax receivables | 76,91 | 61,83 |
| Other assets | 176,36 | 193,98 |
| Cash and cash equivalents | 700,09 | 699,56 |
| Non-current assets held for sale | 60,36 | 31,34 |
| **Current assets** | **5.884,39** | **6.434,13** |
| | | |
| **Total assets** | **21.375,98** | **21.249,51** |
| | | |
| **Equity and liabilities** | | |
| Capital stock | 300,00 | 300,00 |
| Reserves | 7.099,08 | 7.838,69 |
| **Stockholders' equity** | **7.399,08** | **8.138,69** |
| Minority interests | 1.964,17 | 2.200,83 |
| **Equity** | **9.363,24** | **10.339,52** |
| | | |
| Provisions for pensions and similar obligations | 931,78 | 923,06 |
| Bonds | 488,12 | 466,99 |
| Interest-bearing debts | 2.038,21 | 448,81 |
| Provisions for decommissioning and restoration obligations | 1.678,79 | 1.555,95 |
| Other provisions | 283,07 | 276,22 |
| Other financial liabilities | 399,32 | 93,06 |
| Other liabilities | 13,93 | 16,42 |
| **Non-current liabilities** | **5.833,21** | **3.780,51** |
| | | |
| **Deferred taxes** | **363,17** | **307,82** |
| | | |
| Trade payables [2] | 2.141,07 | 2.573,05 |
| Bonds | – | – |
| Interest-bearing debts | 1.606,51 | 2.514,83 |
| Provisions for income taxes | 85,42 | 85,37 |
| Other provisions [2] | 552,35 | 391,70 |
| Other financial liabilities [2] | 415,41 | 317,56 |
| Other liabilities [2] | 1.007,46 | 911,59 |
| Liabilities associated with assets held for sale | 8,15 | 27,56 |
| **Current liabilities** | **5.816,36** | **6.821,67** |
| | | |
| **Total equity and liabilities** | **21.375,98** | **21.249,51** |

[1] From Q1/08 onwards, unproved mineral property and related assets have been reclassified and are shown as part of intangible assets. Figures for previous periods have been adjusted accordingly.

[2] From Q4/08 onwards, trade payables not yet invoiced are reported as trade payables (before: other financial liabilities), and accrued vacation is presented as other liability (before: other provision). Figures for previous periods have been adjusted accordingly.

## Notes to the balance sheet as of December 31, 2008

**Capital expenditure** decreased to EUR 3,547 mn (2007: EUR 4,118 mn). Substantially lower CAPEX in the Co&O and R&M segment was partly compensated by higher CAPEX in the E&P as well as in the R&M segment. CAPEX in 2007 had been exceptionally high due to the increase of OMV's stake in the Hungarian oil and gas company, MOL, from 10% to 20.2%.

**E&P** invested EUR 2,328 mn (2007: EUR 1,364 mn) mainly in the acquisition of the oil service activities of Petromservice, field developments in Romania, Austria, the UK, Kazakhstan and New Zealand and signature bonuses agreed with the Libyan NOC for the oil fields NC115 and NC186 as well as for the Nafoora Augila oil field. CAPEX in the **R&M** segment amounted to EUR 894 mn (2007: EUR 1,284 mn); this comprised mainly investments in quality enhancement projects in Austria and Romania as well as the construction and remodeling of filling stations. CAPEX in the **G&P** segment of EUR 243 mn (2007: EUR 155 mn) related mainly to investments regarding the construction of power plants in Brazi, Romania and Samsun, Turkey, at the fertilizer plant Doljchim, and the WAG expansion project. CAPEX in the **Co&O** segment was EUR 82 mn (2007: EUR 1,316 mn, of which EUR 1,205 mn related to MOL).

Compared to year-end 2007, **total assets** increased by EUR 126 mn or 0.6% to EUR 21,376 mn. This was mainly related to a significant increase in property, plant and equipment (from EUR 8,929 mn at the end of 2007 to EUR 10,421 mn at the end of December 2008), whereas due to declining prices inventories decreased by EUR 271 mn and trade receivables by EUR 409 mn. Financial assets decreased as well, driven by the reduction in investments in securities as well as by the decline in the value of the MOL stake, due to the drop in MOL's share price, which had no impact on net income since the change in value was reported directly in equity.

The ownership of 21.5 mn MOL shares was transferred temporarily in the course of short-term financing transactions ("Sale and Repurchase Agreements"). As the effective economic ownership of these shares still lies with OMV, they remain included in other financial assets; the financial liability is reported under interest-bearing debts.

**Equity** decreased by approximately 9%, which mainly reflects the diminished value of the MOL stake as well as significant exchange losses from the translation of foreign operations, especially in relation with the Romanian Leu and the Turkish Lira. The Group's **equity ratio** thus decreased to 44% at the 2008 year-end compared with 49% at the 2007 year-end.

The **total number of own shares** held by the Company amounted to 1,252,899 as at December 31, 2008 (December 31, 2007: 1,269,066).

As at December 31, 2008, short- and long-term borrowings and bonds stood at EUR 4,148 mn (December 31, 2007: EUR 3,431 mn) while cash and cash equivalents (including current securities and investments) decreased to EUR 700 mn (December 31, 2007: EUR 978 mn). OMV therefore increased its **net debt** position to EUR 3,448 mn, compared to EUR 2,453 mn at the end of 2007.

As of December 31, 2008, the **gearing ratio** stood at 36.8% (December 31, 2007: 23.7%).

# Cash flows (unaudited)

| Q3/08 | Q4/08 | Q4/07 | Summarized statement of cash flows in EUR mn | 2008 | 2007 |
|---|---|---|---|---|---|
| 545.68 | (364.56) | 353.59 | Net income for the year | 1,528.95 | 1,842.80 |
| 459.51 | 357.13 | 305.86 | Depreciation and amortization | 1,293.08 | 977.46 |
| (1.49) | (0.59) | (0.45) | Write-ups of non-current assets | (6.13) | (5.69) |
| (17.47) | (56.94) | 19.93 | Deferred taxes | (56.69) | 22.97 |
| (3.44) | 4.96 | 9.29 | Losses/(gains) on the disposal of non-current assets | 6.56 | 17.43 |
| 16.85 | 33.63 | 23.78 | Net change in provisions for pensions and severance payments | 42.81 | (58.30) |
| (76.06) | 129.08 | 23.39 | Net change in other long-term provisions and abandonment payments | 55.74 | 89.10 |
| (47.60) | 72.64 | (18.88) | Other adjustments | (137.54) | (214.79) |
| **875.99** | **175.35** | **716.52** | **Sources of funds** | **2,726.79** | **2,670.98** |
| (245.43) | 648.95 | (156.13) | (Increase)/decrease in inventories | 167.38 | (500.17) |
| 333.97 | 679.26 | (339.19) | (Increase)/decrease in receivables | 479.21 | (755.67) |
| (223.15) | (955.43) | 135.33 | (Decrease)/increase in liabilities | (334.19) | 553.01 |
| 59.27 | (32.94) | 141.02 | (Decrease)/increase in short-term provisions | 175.06 | 98.11 |
| **800.65** | **515.20** | **497.55** | **Net cash from operating activities** | **3,214.24** | **2,066.25** |
| | | | Investments | | |
| (917.87) | (997.14) | (729.26) | Intangible assets and property, plant and equipment | (3,229.98) | (2,317.82) |
| (135.43) | (134.79) | (88.55) | Investments, loans and other financial assets | (389.25) | (1,419.34) |
| – | (26.28) | 1.20 | Acquisitions of subsidiaries and businesses net of cash acquired [1] | (355.86) | (3.98) |
| 0.18 | (0.37) | (0.22) | (Increase)/decrease in short-term financial assets and assets held for sale | 279.10 | 26.23 |
| | | | Disposals | | |
| 30.25 | 9.99 | 32.91 | Proceeds from sale of non-current assets | 266.57 | 125.73 |
| 28.93 | (3.90) | (0.16) | Proceeds from the sale of subsidiaries, net of cash disposed | 25.03 | 15.76 |
| **(993.94)** | **(1,152.49)** | **(784.09)** | **Net cash used in investing activities** | **(3,404.40)** | **(3,573.42)** |
| (10.27) | 822.97 | 4.76 | Increase in long-term borrowings | 1,708.10 | 23.19 |
| (0.76) | – | (10.99) | Repayments of long-term borrowings | (47.89) | (232.05) |
| – | – | – | Repurchase of convertible bonds | – | (1.12) |
| – | (0.41) | – | Repurchase of own shares | (0.45) | (64.86) |
| 315.50 | (163.46) | 96.67 | (Decrease)/increase in short-term borrowings | (905.00) | 1,421.34 |
| – | – | (1.38) | Dividends paid | (547.09) | (487.21) |
| – | – | – | Capital introduced including sale of treasury shares | 1.31 | 0.96 |
| **304.47** | **659.10** | **89.07** | **Net cash from financing activities** | **208.98** | **660.25** |
| 9.82 | (17.54) | (28.34) | Effect of exchange rate changes on cash and cash equivalents | (18.30) | (17.78) |
| **121.00** | **4.28** | **(225.82)** | **Net increase/(decrease) in cash and cash equivalents** | **0.52** | **(864.70)** |
| 574.81 | 695.81 | 925.38 | Cash and cash equivalents at beginning of period | 699.56 | 1,564.26 |
| **695.81** | **700.09** | **699.56** | **Cash and cash equivalents at end of period** | **700.09** | **699.56** |

[1] Includes EUR 328.5 mn from the acquisition of assets of Petromservice S.A. (in Q1/08 reported under "Intangible assets and property, plant and equipment")

## Notes to the cash flows

In 2008, **free cash flow** (defined as net cash from operating activities less net cash used in investing activities) showed an outflow of funds of EUR 190 mn (2007: outflow of EUR 1,507 mn). Dividends of EUR 547 mn were paid out in 2008 to OMV shareholders and minority interests (2007: EUR 487 mn). **Free cash flow less dividend** payments resulted in a cash outflow of EUR 737 mn (2007: EUR 1,994 mn).

The inflow of funds from net income, adjusted for non-cash items such as depreciation, net change of provisions, non-cash income from investments and other positions, was EUR 2,727 mn (2007: EUR 2,671 mn); **net working capital** generated an additional cash inflow of EUR 487 mn (2007: cash outflow of EUR 605 mn).

**Cash flow from investing activities** (outflow of EUR 3,404 mn, 2007: outflow of EUR 3,573 mn) includes – besides increased payments for investments in intangible assets and property, plant and equipment and decreased cash outflows for investments in financial assets – significantly increased cash inflows mainly from the disposal of financial assets. **Cash flow from financing activities** reflected an inflow of funds amounting to EUR 209 mn (2007: inflow of funds of EUR 660 mn), mainly including increased long-term financing, repayments of short-term financing and dividend payments.

# Changes in stockholders' equity (unaudited)

| in EUR 1,000 | Share capital | Capital reserves | Revenue reserves | Other reserves | Treasury shares | OMV stock-holders' equity | Minority interests | Stockholders' equity |
|---|---|---|---|---|---|---|---|---|
| **January 1, 2008** | **300,000** | **782,385** | **6,318,288** | **751,943** | **(13,929)** | **8,138,687** | **2,200,833** | **10,339,520** |
| Unrealized gains/(losses) | | | | | | | | |
| on revaluation of securities: | | | | | | | | |
| Profit/(loss) for the period before taxes on income | | | | (1,320,054) | | (1,320,054) | (1,307) | (1,321,361) |
| Income taxes | | | | (194) | | (194) | 209 | 15 |
| Realized (gains)/losses recognized in income statement before taxes on income | | | | 19,649 | | 19,649 | | 19,649 |
| Income taxes | | | | (4,911) | | (4,911) | | (4,911) |
| on revaluation of hedges: | | | | | | | | |
| Profit/(loss) for the period before taxes on income | | | | 81,277 | | 81,277 | 32,705 | 113,982 |
| Income taxes | | | | (13,068) | | (13,068) | (1,290) | (14,358) |
| Realized (gains)/losses recognized in income statement before taxes on income | | | | 9,173 | | 9,173 | (11,028) | (1,855) |
| Income taxes | | | | (2,696) | | (2,696) | 2,653 | (43) |
| Recycling to acquisition cost | | | | (1,029) | | (1,029) | (721) | (1,750) |
| Income taxes | | | | 258 | | 258 | 180 | 438 |
| Exchange differences from translation of foreign operations and other | | | | (519,103) | | (519,103) | (198,303) | (717,405) |
| Realized (gains)/losses recognized in income statement | | | | (8,149) | | (8,149) | (7,830) | (15,979) |
| Gains/(losses) recognized directly in equity, resulting from a company consolidated at equity | | | | 26,576 | | 26,576 | | 26,576 |
| Gains/(losses) recognized directly in equity, net of taxes on income | | | | (1,732,271) | | (1,732,271) | (184,731) | (1,917,002) |
| Net income for the year | | | 1,374,436 | | | 1,374,436 | 154,513 | 1,528,949 |
| Total gains/(losses) for the year | | | 1,374,436 | (1,732,271) | | (357,835) | (30,218) | (388,053) |
| Dividend distribution | | | (373,453) | | | (373,453) | (173,635) | (547,088) |
| Repurchase of own shares | | | | | (446) | (446) | | (446) |
| Sale of own shares | | 930 | | | 378 | 1,308 | | 1,308 |
| Effects from business combinations in stages | | | 1,330 | | | 1,330 | 4,746 | 6,076 |
| Increase/(decrease) in minority interests | | | (10,516) | | | (10,516) | (37,558) | (48,074) |
| **December 31, 2008** | **300,000** | **783,315** | **7,310,086** | **(980,328)** | **(13,997)** | **7,399,076** | **1,964,168** | **9,363,243** |

| In EUR 1,000 | Share capital | Capital reserves | Revenue reserves | Other reserves | Treasury shares | OMV stock-holders' equity | Minority interests | Stockholders' equity |
|---|---|---|---|---|---|---|---|---|
| January 1, 2007 | 300,003 | 795,298 | 5,042,902 | 854,989 | (14,141) | 6,979,051 | 2,197,209 | 9,176,260 |
| Unrealized gains/(losses) | | | | | | | | |
| on revaluation of securities: | | | | | | | | |
| Profit/(loss) for the year | | | | | | | | |
| before taxes on income | | | | (13,995) | | (13,995) | (4,541) | (18,536) |
| Income taxes | | | | 2,577 | | 2,577 | 727 | 3,304 |
| Realized (gains)/losses recognized in | | | | | | | | |
| income statement before taxes on income | | | | 1,587 | | 1,587 | 1,680 | 3,267 |
| Income taxes | | | | (241) | | (241) | (270) | (510) |
| on revaluation of hedges: | | | | | | | | |
| Profit/(loss) for the year | | | | | | | | |
| before taxes on income | | | | 17,927 | | 17,927 | 18,322 | 36,249 |
| Income taxes | | | | (6,610) | | (6,610) | (4,677) | (11,287) |
| Realized (gains)/losses recognized in | | | | | | | | |
| income statement before taxes on income | | | | 2,670 | | 2,670 | 8,351 | 11,021 |
| Income taxes | | | | 491 | | 491 | (1,489) | (998) |
| Recycling to acquisition cost | | | | (9,204) | | (9,204) | 6,131 | (3,073) |
| Income taxes | | | | 4,901 | | 4,901 | (981) | 3,920 |
| Exchange differences from translation | | | | | | | | |
| of foreign operations | | | | (103,523) | | (103,523) | (123,552) | (227,075) |
| Gains/(losses) recognized directly in equity, | | | | | | | | |
| resulting from a company consolidated at equity | | | | 374 | | 374 | | 374 |
| Gains/(losses) recognized directly in equity, net | | | | | | | | |
| of taxes on income | | | | (103,046) | | (103,046) | (100,299) | (203,345) |
| Net income for the year | | | 1,578,836 | | | 1,578,836 | 263,959 | 1,842,796 |
| Total gains/(losses) for the year | | | 1,578,836 | (103,046) | | 1,475,790 | 163,660 | 1,639,450 |
| Dividend distribution | | | (311,940) | | | (311,940) | (175,265) | (487,205) |
| Repurchase of own shares | | | | | (64,861) | (64,861) | | (64,861) |
| Repurchase of convertible bonds | | (255) | | | | (255) | | (255) |
| Sale of own shares | | 711 | | | 247 | 958 | | 958 |
| Conversion of convertible bonds | | (13,366) | | | 64,727 | 51,361 | | 51,361 |
| Redemption of convertible bonds | | (6) | | | | (6) | | (6) |
| Capital decrease | (3) | 3 | (99) | | 99 | 0 | | 0 |
| Effects from business combinations in stages | | | 8,231 | | | 8,231 | 15,587 | 23,818 |
| Increase/(decrease) in minority interests | | | 358 | | | 358 | (358) | 0 |
| **December 31, 2007** | **300,000** | **782,385** | **6,318,288** | **751,943** | **(13,929)** | **8,138,687** | **2,200,833** | **10,339,520** |

### Dividends

On May 14, 2008, the AGM approved the payment of a dividend of EUR 1.25 per share, 19% up on last year (EUR 1.05 per share). This resulted in a total dividend payment of EUR 373 mn to OMV shareholders, compared to EUR 312 mn last year. In 2008, dividend payments to minorities amounted to EUR 174 mn, of which EUR 149 mn related to minority shareholders of Petrom.

For the year 2008, a dividend payment of EUR 1.00 per share will be proposed to the Annual General Meeting, which will be held on May 13, 2009. This represents a reduction of 20% compared to 2007 and is consistent with the maintenance of our conservative financing structure in the far more challenging market environment which we currently face.

## Primary segment reporting

### Sales [1]

| Q3/08 | Q4/08 | Q4/07 | Δ% | in EUR mn | 2008 | 2007 | Δ% |
|---|---|---|---|---|---|---|---|
| 1,439 | 1,065 | 1,292 | (18) | Exploration and Production | 5,089 | 4,247 | 20 |
| 5,867 | 4,265 | 4,548 | (6) | Refining and Marketing | 20,883 | 16,312 | 28 |
| 703 | 1,299 | 1,045 | 24 | Gas and Power | 3,798 | 3,096 | 23 |
| 107 | 104 | 56 | 86 | Corporate and Other | 368 | 261 | 41 |
| **8,116** | **6,732** | **6,941** | **(3)** | **Segment subtotal** | **30,138** | **23,916** | **26** |
| (1,264) | (961) | (1,213) | (21) | less: internal sales | (4,596) | (3,874) | 19 |
| **6,852** | **5,771** | **5,728** | **1** | **OMV Group** | **25,543** | **20,042** | **27** |

[1] Consolidation book entries were allocated to the respective business segments.

**EBIT** [1]

| Q3/08 | Q4/08 | Q4/07 | Δ% | in EUR mn | 2008 | 2007 | Δ% |
|---|---|---|---|---|---|---|---|
| 752 | 128 | 563 | (77) | Exploration and Production | 2,311 | 1,933 | 20 |
| (63) | (286) | (119) | 140 | Refining and Marketing | (105) | 84 | n.m. |
| 60 | 70 | 77 | (10) | Gas and Power | 245 | 244 | 0 |
| (26) | (41) | (29) | 41 | Corporate and Other | (111) | (77) | 44 |
| **723** | **(129)** | **492** | **n.m.** | **Segment subtotal** | **2,340** | **2,184** | **7** |
| **(206)** | **(431)** | **(196)** | **n.m.** | **Special items** | **(765)** | **(192)** | **n.m.** |
| (44) | (68) | (58) | 17 | thereof: Personnel and restructuring | (125) | (79) | 57 |
| (168) | (72) | (65) | 11 | Unscheduled depreciation | (250) | (86) | 191 |
| 8 | 3 | 4 | (23) | Asset disposal | 31 | 26 | 21 |
| (1) | (232) | (63) | 268 | Provision for litigation Petrom | (358) | (63) | 468 |
| 0 | (61) | (14) | 336 | Other | (63) | 11 | (673) |
| **928** | **301** | **688** | **(56)** | **OMV Group clean EBIT** [2] | **3,105** | **2,377** | **31** |
| 755 | 371 | 648 | (43) | thereof: Exploration and Production | 2,618 | 1,978 | 32 |
| 133 | (127) | (9) | n.m. | Refining and Marketing | 302 | 224 | 35 |
| 60 | 83 | 79 | 4 | Gas and Power | 274 | 250 | 9 |
| (21) | (25) | (30) | (17) | Corporate and Other | (89) | (76) | 17 |

[1] Consolidation book entries were allocated to the respective business segments.
[2] Special items are added back or deducted from EBIT; for more details please refer to each specific segment.

**EBITD** [1]

| Q3/08 | Q4/08 | Q4/07 | Δ% | in EUR mn | 2008 | 2007 | Δ% |
|---|---|---|---|---|---|---|---|
| 935 | 340 | 720 | (53) | Exploration and Production | 2,964 | 2,458 | 21 |
| 195 | (161) | 9 | n.m. | Refining and Marketing | 453 | 474 | (4) |
| 67 | 77 | 85 | (9) | Gas and Power | 281 | 269 | 5 |
| (14) | (28) | (17) | 60 | Corporate and Other | (65) | (39) | 66 |
| **1,182** | **228** | **797** | **(71)** | **OMV Group** | **3,633** | **3,161** | **15** |

[1] Consolidation book entries were allocated to the respective business segments.

# Other notes

### Significant transactions with related parties

Business transactions in the form of supplies of goods and services take place on a constant and regular basis with the associated companies Borealis AG and Bayernoil Raffineriegesellschaft mbH.

### Subsequent events

Please refer to the explanations given within the section Outlook of the Directors' report.



We confirm to the best of our knowledge that the preliminary and unaudited consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group as required by the applicable accounting standards and that the Group Directors' report gives a true a... development and performance of t... he position of the Group, together with a ... of the principal risks an uncertainties the Group ta...

Vienna, February 25, 2009

The Executive Board

Wolfgang Ruttenstorfer
Chairman

Gerhard Roiss
Deputy Chairman

Werner Auli

David C. Davies

Helmut Langanger

## Economic environment: Oil prices and exchange rates


150
125
100
75
50
25
EUR-RON
EUR-USD
Brent
Q1/08
Q2/08
Q2/08
Q4/08
Rebased to 100

**Crude oil demand** slightly dropped by 0.2% to 85.8 mn bbl/d in 2008. The main factor behind this trend was a 3.4% drop in industrial countries' demand. By contrast, non-OECD consumption continued to expand, climbing by 3.7%. **Global production** rose by almost 1 mn bbl/d to 86.6 mn bbl/d, thus exceeding global demand and resulting in increased reserves. OPEC boosted its market share to 42.8%, producing 32.1 mn bbl/d of crude oil and 5.0 mn bbl/d of NGL. OECD oil production contracted by 2.6%, and Russian output declined for the first time since 1996. Saudi Arabia, Iraq and Angola accounted for most of the overall increase in supply.

The average **Brent price** in 2008 was at USD 97.26/bbl, 34% higher than in 2007. Until mid-July the oil price climbed to successive record levels: After exceeding the USD 100 mark in March, it reached its all-time high on July 3, at USD 144.22/bbl. This peak was, however, followed by a sharp decline and, by year end, Brent had reached USD 36.55/bbl, a level last seen in July 2004. During H1/08, the expectation of unfettered demand growth in emerging countries with regulated energy prices and the dispute over Iran's nuclear program spurred record oil prices. However, a fundamental shift in sentiment occurred during the summer, and from then on the massive deterioration in the economic outlook and the pessimistic oil demand forecasts were reflected in oil prices. OPEC production cutbacks failed to halt the slide. The average **Urals price** in 2008 was USD 94.76/bbl, 37% above 2007.

After a USD weakness in H1/08 the trend reversed. The average **EUR-USD** exchange rate was 1.471 compared to 1.371 in 2007, i.e. a 7% weaker USD. The **Romanian leu (RON)** weakened in 2008 against the EUR to an average of 3.683/EUR, 10% below 2007.

| Q3/08 | Q4/08 | Q4/07 | Δ% | | 2008 | 2007 | Δ% |
|---|---|---|---|---|---|---|---|
| 115.09 | 55.48 | 88.45 | (37) | Average Brent price in USD/bbl | 97.26 | 72.39 | 34 |
| 113.55 | 54.65 | 85.90 | (36) | Average Urals price in USD/bbl | 94.76 | 69.38 | 37 |
| 1.504 | 1.317 | 1.449 | (9) | Average EUR-USD FX-rate | 1.471 | 1.371 | 7 |
| 3.576 | 3.818 | 3.454 | 11 | Average EUR-RON FX-rate | 3.683 | 3.335 | 10 |
| 2.378 | 2.899 | 2.381 | 22 | Average USD-RON FX-rate | 2.520 | 2.436 | 3 |
| 10.54 | 8.82 | 5.25 | 68 | NWE refining margin in USD/bbl | 8.23 | 4.88 | 69 |
| 6.59 | 5.59 | 4.60 | 22 | Med Urals refining margin in USD/bbl | 5.54 | 5.32 | 4 |

Source: Reuters

## Stock watch


120
110
100
90
80
70
60
50
40
30
20
Q1/08
Q2/08
Q3/08
Q4/08
FTSE Global Energy
FTSE Eurofirst 100
ATX
OMV
Rebased to 100

After a weak performance in Q3/08, the OMV share price experienced a similarly bad performance in Q4/08, burdened by the crisis on the international financial markets and the decline of oil prices. After starting at the quarterly high of EUR 30.00 on October 1, the share price reached its low of EUR 16.70 on November 21 and closed the quarter at EUR 18.72 on December 31. Thus, overall, the price for OMV shares on the Vienna Stock Exchange declined by 36% in Q4/08. International financial markets showed a similar picture with a considerably weaker performance of the FTSEurofirst 100 (down by 20%), the Dow Jones (down by 20%) and the Nikkei (down by 22%). The Austrian lead index ATX lost 37% within Q4/08. The FTSE Global Energy Index (composed of the largest oil and gas companies worldwide) declined by 21%.

| | | |
|---|---|---|
| ISIN: AT0000743059 | Market capitalization (December 31) | EUR 5,593 mn |
| Vienna Stock Exchange: OMV | Last (December 31) | EUR 18.72 |
| Reuters: OMV.VI | Year's high (January 8) | EUR 57.80 |
| Bloomberg: OMV AV | Year's low (November 21) | EUR 16.70 |
| ADR Level I: OMVKY | Shares outstanding (December 31) | 298,747,101 |
| | Shares outstanding (weighted) in Q4/08 | 298,756,677 |
| ISIN: AT0000341623 | 3.75% OMV bond (2003-2010) | |

## Abbreviations

bbl: barrel(s), i.e. 159 liters; bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm: cubic meter; Co&O: Corporate and Other; E&P: Exploration and Production; EPS: earnings per share; EUR: euro; FX: foreign exchange; G&P: Gas and Power; LNG: liquefied natural gas; m: meter; mn: million; n.a.: not available; n.m.: not meaningful; NGL: natural gas liquids; NWE: North-West European; R&M: Refining and Marketing including petrochemicals; RON: Romanian leu; t: metric tons; TRY: Turkish lira; USD: US dollar

## OMV contacts

| | |
|---|---|
| Ana-Barbara Kunčič, Investor Relations | Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com |
| Thomas Huemer, Press Office | Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com |
| Homepage: | www.omv.com |

OMV Aktiengesellschaft

# OMV Investor News

February 25, 2009

## OMV announces first oil flows from Maari field





- **New Zealand's largest oil field passed a significant milestone**
- **Investments have proven strong commitment to the region**
- **OMV strengthens its off-shore position**

**OMV, the leading energy group in the European growth belt, announces first oil from Maari, New Zealand's largest oil field, located 80 km off Taranaki's south coast, operated by OMV New Zealand in a joint venture with Todd Energy, Horizon Oil International Ltd and Cue Taranaki Pty Ltd. Over its 10-15 year life Maari is expected to produce some 50 mn barrels of oil. A peak production level is expected at approximately 30,000 bbl/d in 2010 (gross).**

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "New Zealand's largest oil field passed a significant milestone with oil flowing to the permanent production facilities for the first time. This field has the potential to establish OMV as the largest liquid hydrocarbon producer in New Zealand."

The first oil flow marks just over 25 years since the Maari field was first discovered. Back then, the depth of the water, distance from shore and the waxy nature of the oil meant cost effective production was not possible.

Drilling rig has been in place at the Maari wellhead platform since November last year, to drill a total of eight wells, five production and three water injectors. Two wells have been completed; the second one is currently being hooked up to the production facilities. The other production wells will progressively come on stream over the next few months.

Over the next two weeks, production testing will take place to ensure the floating production, storage and the offtake vessel, the Raroa, is ready to process the field's output. The vessel is anchored 1.5 km from the wellhead platform, Tirotiro Moana.

The Raroa's role is to separate the oil from any gas and water and provide temporary storage until tankers arrive to transfer the oil to refineries. The first offtake is expected to occur in April 2009.

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Field development, including some further appraisal drilling by the drilling rig is expected to be completed by the third quarter of this year.

**Balanced international E&P portfolio**

OMV holds a balanced international E&P portfolio in 20 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's current daily production volume is approximately 316,000 boe/d and the Company's proven reserves at the end of 2007 were approximately 1.22 bn boe.

**Background information:**

| **Partners** | |
|---|---|
| OMV New Zealand Limited (operator) | 69% |
| Todd Energy | 16% |
| Horizon Oil International Ltd | 10% |
| Cue Taranaki Pty Ltd | 5% |

**OMV in New Zealand**

OMV has been active in Australia/ New Zealand, one of OMV's six E&P core regions, since 1999. OMV has offices both in Perth, Australia, and in Wellington, New Zealand. OMV's New Zealand activities are run by 56 employees in Wellington and the Maari project team in Perth and New Plymouth. In New Zealand, OMV now currently has interests in 10 exploration permits and in 3 petroleum mining permits.

**OMV Aktiengesellschaft**

With Group sales of EUR 25.54 bn and a workforce of 41,282 employees in 2008, and a market capitalization of approximately EUR 6 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.20 bn boe, a production of around 317,000 boe/d in 2008 and an annual refining capacity of 25.8 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,528 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 20 countries in six core regions. OMV sells approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe approximately 66 bcm gas is transported annually. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. As of year-end 2008, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 59% of EconGas GmbH, 45% of the refining network Bayernoil and 21% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

**For further information, please contact:**

**OMV**

Ana-Barbara Kunčič, Investor Relations    Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

Thomas Huemer, Press    Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

**Homepage:** www.omv.com

**Next result announcement:** January – March 2009 on May 8, 2009

OMV Aktiengesellschaft

OMV Investor News

February 23, 2009

# OMV to sell its Italian filling station network

SUPPL

- **OMV subsidiary, OMV Italia S.r.L. with a total of 96 filling stations in the Triveneto region (North Italy), is up for sale**
- **OMV to focus on filling station business in the Danube region, South-Eastern Europe and the Black Sea region**

**OMV, the leading energy group in the European growth belt, is to withdraw from the Italian market. Its subsidiary, OMV Italia S.r.L. with a network of 96 filling stations in the Northern-Italian region of Triveneto (Trentino, South Tirol, Fiuli-Venezia Giulia, Veneto) is to be sold by year-end 2009. OMV will be focusing on its filling station business in the growth markets of the Danube region, South-Eastern Europe and the Black Sea region.**

OMV has been active in Italy since 1991, solely in the filling station business. OMV Italia S.r.L. currently employs a staff of 19 people at its Verona-based office.

Against the backdrop of rising competition in the European filling station market, OMV is continually working to enhance its filling station network. The Company is increasingly focusing on markets that offer high growth potential and the best prospects of achieving high market shares such as the Danube region, South-Eastern Europe and the Black Sea region. Conversely, the Italian market is highly saturated and offers little opportunity for further development.

The sale of OMV Italia should be finalized by year-end 2009. Discussions with potential acquirers will be carried out in the coming months. OMV assumes that the acquirer will continue to operate the company on the same scale as to date.

The first Italian OMV filling station was opened in Nalles (South Tirol) in 1991. In the following years, the filling station network was expanded to a total of 96 stations. In 2008, OMV's market share amounted to approximately 3% in Northern Italy and to 0.4% nationwide.

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## Background information:

**OMV Aktiengesellschaft**

With Group sales of EUR 20.04 bn and a workforce of 33,665 employees in 2007, and a market capitalization of approximately EUR 6 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.22 bn boe, a production of around 321,000 boe/d in 2007 and an annual refining capacity of 26.4 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,538 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 20 countries in six core regions. OMV sells more than 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe approximately 64 bcm gas is transported annually. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. As of year-end 2007, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the refining network Bayernoil and approximately 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

## For further information, please contact:


**OMV**

| | |
|---|---|
| Ana-Barbara Kunčič, Investor Relations | Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com |
| Thomas Huemer, Press | Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com |

**Homepage:** www.omv.com


**Next result announcement:** January – December and Q4 2008 on February 25, 2009

Move & More. OMV

OMV Aktiengesellschaft

# OMV Investor News

March 9, 2009

## OMV announces first gas from Latif field in Pakistan

SUPPL



- **Investments further strengthen OMV's position in the Middle East core region**
- **E&P success contributes to Pakistan's natural gas supply**

**Today OMV, the leading energy group in the European growth belt, has announced along with its joint venture partners ENI and PPL the start of the extended well test of Latif-1 located in the Latif Block – about 100 km from Sukkur in southern Pakistan's province of Sindh. OMV's current production in Pakistan amounts to approximately 17,000 boe/d.**

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "Our investments in international exploration and production projects have once more strengthened OMV's position as a reliable partner for energy supply. Furthermore, this success with Latif-1, contributes to the gas supply in Pakistan as well as to OMV's position within the Middle East core region".

As part of the fast track development, the gas is routed via a 23 km long pipeline to the Kadanwari gas plant which is operated by OMV Pakistan and has sufficient gas processing capacity left for this additional gas. The local utility company SSGCL as a gas buyer will distribute the additional gas from Latif to the southern Sindh province.

During the first three quarters of 2009 the testing gas rate from Latif-1 will be around 1,000 boe/d whereas in Q4/09 additional gas from the second well Latif-2 will be available starting with approximately 4,000 boe/d. After the testing phase a field development plan will be submitted to the government of Pakistan for approval and will, after execution, further increase Latif gas production from 2011 onwards.

The new Latif gas reserves are the result of continuous successful exploration efforts of OMV together with its JV partners in Pakistan to enhance domestic gas production in Pakistan.

**Balanced international E&P portfolio**

OMV holds a balanced international E&P portfolio in 20 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production volume is approximately 317,000 boe/d.

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AFGHANISTAN
ISLAMABAD
INDIA
Kandahar
PAKISTAN
IRAN
HANNA HARNAI
BARKHAN
KALAT
SW MIANO II
SAWAN D&P
MIANO D&P
GAMBAT
LATIF
SARI SOUTH
Karachi
Arabian Sea
PAKISTAN
OMV share
Miano D&P (OP) 17.68%
Sawan D&P (OP) 19.74%
Gambat (OP) 35.00%
SW Miano II (OP) 33.40%
Latif (OP) 33.40%
Sari South 20.00%
Kalat 30.00%
Barkhan 15.00%
Hanna 20.00%
Harnai 20.00%
Gas Field
200 Kilometers

**Background information:**

**Partners:**
MV (operator) 33.4%
ENI 33.3%
PPL 33.3%

**OMV in Pakistan**
OMV (PAKISTAN) Exploration GmbH is a 100% subsidiary of OMV Aktiengesellschaft and has been active in Pakistan since 1991. OMV (Pakistan) employs 598 Pakistanis and 12 expatriates. The activities of OMV are currently concentrated in the Middle Indus Region, where OMV has established itself in a strong position as an operator, but is also expanding in other areas of the country.
To date, OMV has invested approximately USD 226 mn in exploration, appraisal activities and field development in Pakistan. Including the two new licenses OMV currently has interests in a total of ten blocks: eight are exploration licenses and two are development and production licenses in the Middle Indus Basin. OMV's current production in Pakistan amounts to approximately 17,000 boe/d.

**OMV Aktiengesellschaft**
With Group sales of EUR 25.54 bn and a workforce of 41,282 employees in 2008, and a market capitalization of approximately EUR 6 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.20 bn boe, a production of around 317,000 boe/d in 2008 and an annual refining capacity of 25.8 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,528 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 20 countries in six core regions. OMV sells approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe approximately 66 bcm gas is transported annually. OMV's gas trading platform, the Central European Gas Hub, is amongst the three largest hubs in Europe. As of year-end 2008, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 59% of EconGas GmbH, 45% of the refining network Bayernoil and 21% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

**For further information, please contact:**

**OMV**
Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

Thomas Huemer, Press
Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

**Homepage:** www.omv.com

**Next result announcement:** January – March 2009 on May 8, 2009

Move & More. OMV